UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Endeavour International Corporation

(Name of Applicant)

811 Main Street, Suite 2100

Houston, Texas 77002

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
9.75% Senior Secured Notes due 2020	$ 262.5 million aggregate principal amount plus amounts paid-in-kind and additional notes as permitted by the indenture

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and address of agent for service:	With a copy to:

Catherine L. Stubbs Endeavour International Corporation 811 Main Street, Suite 2100 Houston, Texas 77002 (813) 307-8794	Ted S. Waksman Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1. General Information.

(a)	Endeavour International Corporation (the “Company” or the “Applicant”) is a newly incorporated Delaware corporation which will be merged with Endeavour International Corporation, a Nevada corporation (“EIC NV”), on the Effective Date (as defined below) in accordance with the Plan of Reorganization (as defined below), with the Company as the surviving entity.

(b)	The Company is organized under the laws of the State of Delaware.

2. Securities Act Exemption Applicable.

The 9.75% Senior Secured Notes due 2020 (the “New Notes”) of the Company, to be issued under the indenture to be qualified hereby (the “Indenture”), will be issued to holders of 12% First Priority Notes Due March 1, 2018 (the “Old Notes”) issued by EIC NV, pursuant to the terms of EIC NV’s Plan of Reorganization (the “Plan of Reorganization”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”). The New Notes are being issued in exchange for all outstanding Old Notes at the exchange ratio of $ 649.8 principal amount of the New Notes for each $1,000 principal amount of the Old Notes. The terms of the Plan of Reorganization are contained in the Disclosure Statement dated December 22, 2014, attached hereto as Exhibit T3E.1.

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Notes to the holders of the Old Notes will satisfy the aforementioned requirements.

AFFILIATIONS

3. Affiliates.

The following is a list of affiliates of EIC NV as of the date of this Application, each of whom will be an affiliate of the Company as of the Effective Date as a result of the Plan or Reorganization.

Company Name	Jurisdiction of Formation	Owner	Percentage
Endeavour Operating Corporation	Delaware	Endeavour International Corporation	100%
Endeavour Colorado Corporation	Delaware	Endeavour International Corporation	100%
Endeavour Energy New Ventures Inc.	Delaware	Endeavour Operating Corporation	100%
END Management Company	Delaware	Endeavour Operating Corporation	100%
Endeavour Energy Luxembourg S.à r.l.	Luxembourg	Endeavour International Holding B.V.	100%
Endeavour International Holding B.V.	Netherlands	Endeavour Operating Corporation	100%
Endeavour Energy Netherlands B.V.	Netherlands	Endeavour International Holding B.V.	100%
Endeavour Energy North Sea LLC	Delaware	Endeavour Energy Netherlands B.V.	100%
Endeavour Energy North Sea L.P.	Delaware	Endeavour International Holding B.V.	99.9%
		Endeavour Energy North Sea LLC	0.1%
End Finco LLC	Delaware	Endeavour International Holding B.V.	100%
Endeavour Energy U.K. Limited	England/Wales	Endeavour Energy North Sea, L.P.	100%
Endeavour North Sea Limited	England/Wales	Endeavour Energy U.K. Limited	100%

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicant by virtue of their anticipated holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

(a) The following table lists the names and offices held by all directors and executive officers of EIC NV as of the date of this Application. The mailing address for each of the individuals listed in the table below is: 811 Main Street, Suite 2100, Houston, Texas 77002.

Name	Office

William L. Transier	Chairman of the Board

Catherine L. Stubbs	Senior Vice President and Chief Financial Officer

Ralph Midkiff	Senior Vice President and General Counsel

James J. Emme	Executive Vice President, North America

David C. Baggett	Chief Restructuring Officer

James H. Browning	Director

John B. Connally III	Director

Sheldon R. Erikson	Director

William D. Lancaster	Director

Nancy K. Quinn	Director

John N. Seitz	Director

(b) As of the Effective Date the Applicant will have directors and executive officers to be determined pursuant to the Plan of Reorganization.

5. Principal Owners of Voting Securities.

(a) As of the date of this filing, the Applicant represents that no entity directly or indirectly owns 10% or more of any class of the Applicant’s equity. Certain holders of debt securities of EIC NV may receive 10% or more of a class of the Company’s securities under the terms of the Plan of Reorganization.

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicant that are currently outstanding on the date of this Application except as follows:

Class of Securities Underwritten	Name and Address of Underwriter
Common stock, $0.001 par value per share	Global Hunter Securities, LLC 777 3rd Ave #36B, New York, NY 10017 United States Tel: (646) 264-5600

(b) There is no proposed principal underwriter for the New Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

(a) The following table sets forth certain information with respect to each authorized class of securities of EIC NV as of December 23, 2014.

(Amounts in table in thousands)
Title of Class	Amount Authorized	Amount Outstanding
Common stock; shares issued and outstanding – 53,016	125,000	53
Series B preferred stock—Liquidation preference: $3,864	500	19.7
Series C preferred stock—Liquidation preference: $14,800	125	14.8
12% First Priority Notes due March 1, 2018	N/A	$404,000
12% Second Priority Notes due June 1, 2018	N/A	$150,000
5.5% Convertible Senior Notes due 2016	N/A	$135,000
6.5% Convertible Senior Notes due 2016	N/A	$17,500
7.5% Convertible Bonds	N/A	$83,746

(b) As of the Effective Date, the listed classes of securities will not be outstanding. On the Effective Date, under the terms of the Plan of Reorganization, the outstanding securities of the Company will be the New Common Stock, the New Preferred Stock and the New Notes. Holders of New Common Stock will have voting rights, and will vote with holders of New Preferred Stock as further described herein. Holders of New Notes have no voting rights. The anticipated terms of the New Preferred Stock are as follows: Holders of the New Preferred Stock will have the right to (i) vote on an as-converted basis together with the holders of the New Common Stock and (ii) elect one additional director to the board of directors of the Company if and so long as the Company does not redeem the New Preferred Stock on or after the fifth anniversary of the issuance date. The form of the New Stockholders Agreement will be included in the supplemental appendix to the Plan of Reorganization to be filed with the Bankruptcy Court. The voting rights of each class of securities will be governed according to the terms of the New Stockholders Agreement.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “TIA”). Holders of the New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of the New Notes are not described in this analysis. Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

(a) Events of Default; Withholding of Notice

Each of the following is an “Event of Default” (whatever the reason for such Event of Default and whether it shall be involuntary or be effected by operation of law) with respect to the New Notes:

(a) default in the payment when due of interest with respect to the New Notes, and such default continues for a period of 30 days;

(b) default in the payment of the principal of the New Notes when due at their Stated Maturity, upon redemption, upon required repurchase, upon acceleration or otherwise;

(c) failure by the Company to comply with the following provisions in the Indenture: Section 5.01 regarding merger, consolidation or sale of assets or to consummate a purchase or redemption of the New Notes when required pursuant to the provisions of Section 3.09 of the Indenture regarding offers to purchase by application of excess proceeds, Section 4.10 of the Indenture regarding limitation on asset sales, or Section 4.15 of the Indenture regarding offer to repurchase upon a Change of Control;

(d) failure by the Company to comply with the financial reporting provisions of Section 4.03 of the Indenture for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in principal amount of the New Notes then outstanding of such failure;

(e) failure by the Company or any Guarantor to comply with any of the agreements in the Indenture, the New Notes or the Security Documents (including the provisions of Section 3.09 regarding offer to purchase by application of excess proceeds, Section 4.10 regarding limitation on asset sales, or Section 4.15 regarding offer to repurchase upon a Change of Control of the Indenture to the extent not described in the foregoing clause (c)) for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in principal amount of the New Notes then outstanding of such failure;

(f) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Initial Issuance Date, if such default:

(1) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (a “Payment Default”); or

(2) results in the acceleration of such Indebtedness prior to its Stated Maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more; provided, however, that if any such default is cured or waived or any such acceleration rescinded, in each case within 20 days after the occurrence of such default or declaration of such acceleration, or such Indebtedness is repaid and the New Notes have not been accelerated, such Event of Default shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(g) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $25.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed for a period of 60 consecutive days;

(h) (1) any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or (2) any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee, except, in each case, by reason of the release of such Subsidiary Guarantee in accordance with the provisions of the Indenture;

(i) the Company, any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of the Company’s Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of the Company, pursuant to or within the meaning of Bankruptcy Law:

(1) commences a voluntary case,

(2) consents in writing to the entry of an order for relief against it in an involuntary case,

(3) consents in writing to the appointment of a Custodian of it or for all or substantially all of its property,

(4) makes a general assignment for the benefit of its creditors, or

(5) admits in writing it generally is not paying its debts as they become due; or

(j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) is for relief against the Company, any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of the Company’s Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of the Company, in an involuntary case;

(2) appoints a Custodian (x) of the Company, any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of the Company’s Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of the Company, or (y) for all or substantially all of the property of the Company, any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of the Company’s Restricted Subsidiaries, that, taken together, would constitute a Significant Subsidiary of the Company; or

(3) orders the liquidation of the Company, any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of the Company’s Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary of the Company;

and the order or decree remains unstayed and in effect for 60 consecutive days; and

(k) (i) the Security Documents shall for any reason cease to create a valid and perfected first-priority Lien on any material portion of the Collateral (in each case, other than in accordance with the terms of the Indenture or the terms of the Security Documents) or (ii) the Company or any Subsidiary asserts in writing that any Lien created under the Security Documents is invalid or unenforceable.

If any Event of Default occurs and is continuing, the Trustee, by notice to the Company, or the Holders of at least 25% in principal amount of the then outstanding New Notes, by notice to the Company and the Trustee, may declare all the New Notes to be due and payable immediately. Upon any such declaration, the New Notes shall become due and payable immediately, together with all accrued and unpaid interest (including default interest), if any, thereon. Notwithstanding the preceding, if an Event of Default specified in the foregoing clause (i) or (j) occurs, all outstanding New Notes shall become due and payable immediately without further action or notice, together with all accrued and unpaid interest (including default interest), if any, thereon. The Holders of a majority in principal amount of the then outstanding New Notes by notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except with respect to nonpayment of principal or interest, if any, that have become due solely because of the acceleration) have been cured or waived.

If a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall mail to Holders of New Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, or interest, if any, on any New Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b) Form and Dating of the Notes; Execution and Authentication

The New Notes shall be in denominations of $1.00 or integral multiples thereof.

At least one Officer of the Company shall sign the New Notes on behalf of the Company by manual or facsimile signature.

If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless.

A New Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

On the Initial Issuance Date, the Trustee shall authenticate and deliver $262.5 million of 9.75% Senior Secured Notes due 2020. At any time and from time to time thereafter, the Trustee shall authenticate and deliver (i) New Notes for original issue or (ii) PIK Notes (or increases in the principal amount of any New Notes) as a result of a PIK Payment, in each case in an aggregate principal amount specified in a written order of the Company. Such order shall specify the aggregate principal amount of the New Notes to be authenticated, the date on which the original issue of New Notes is to be authenticated and to whom the New Notes shall be registered and delivered and, in the case of an issuance of Additional Notes (and not PIK Notes) pursuant to Section 2.13 of the Indenture regarding the issuance of Additional Notes after the Initial Issuance Date, shall certify that such issuance is in compliance with Section 4.09 of the Indenture regarding Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for the Old Notes in connection with the restructuring of the Applicant. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Notes.

(c) Security Documents; Additional Collateral; Releases of Collateral

In order to secure the due and punctual payment of the New Notes Obligations, (i) Endeavour Operating Corporation, a Delaware corporation (“EOC”) shall enter into the US Pledge Agreement, the Dutch Pledge Agreement and the UK Security Assignment and (ii) to the extent the Company or any Domestic Subsidiary other than EOC owns any Specified Collateral Assets (as used in the Indenture, “Specified Collateral Assets” means (a) Capital Stock of any First-Tier Foreign Subsidiary and (b) promissory notes or other Indebtedness owed by any Foreign Subsidiary to the Company or any Domestic Subsidiary), the Company and each such Domestic Subsidiary shall enter into the US Pledge Agreement and such other Security Documents as necessary (or as the Collateral Agent may request) in order to create and perfect security interests in such Specified Collateral Assets (as well as such other assets that constitute Collateral under the US Pledge Agreement) in favor of the Collateral Agent, for the benefit of the Secured Parties, including Security Documents governed by the law of the jurisdiction of organization of any First-Tier Foreign Subsidiary whose Capital Stock constitutes part of such Specified Collateral Assets or the jurisdiction of organization of the obligor under any promissory notes or other Indebtedness that constitutes part of such Specified Collateral Assets, as applicable; provided, however, that the Company or such Domestic Subsidiary, as applicable, shall not be required to grant a security interest in the voting Capital Stock of any First-Tier Foreign Subsidiary representing greater than 65% of the voting Capital Stock of such First-Tier Foreign Subsidiary.

The Company shall, and shall cause every other Pledgor to, and each Pledgor shall, make all filings (including filings of continuation statements and amendments to UCC financing statements that may be necessary to continue the effectiveness of such UCC financing statements) and take all other actions as are reasonably necessary or required by the Security Documents to maintain (at the sole cost and expense of the Pledgors) the security interest created by the Security Documents in the Collateral as a perfected first-priority security interest.

The Liens securing the New Notes Obligations will be automatically released:

(1) in whole, upon the full and final payment and performance of all New Notes Obligations;

(2) in part, as to the Capital Stock of a First-Tier Foreign Subsidiary in connection with any sale or other disposition of all of the Capital Stock of such Subsidiary (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company in a transaction that is not prohibited by the Indenture, subject to compliance with Section 4.10 of the Indenture;

(3) in whole, upon Legal Defeasance pursuant to Section 8.02 of the Indenture, Covenant Defeasance pursuant to Section 8.03 or Discharge of the Indenture pursuant to Section 8.08 of the Indenture;

(4) in whole or in part, as applicable, as to any Collateral that constitutes all or substantially all of the Collateral, with the consent of each Holder of an outstanding Note as provided in Section 9.02(k) of the Indenture;

(5) in part, as to any Collateral other than Capital Stock of a First-Tier Foreign Subsidiary, in connection with any sale or other disposition of such Collateral to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company in a transaction that is not prohibited by the Indenture, subject to compliance with Section 4.10 of the Indenture; or

(6) in part, as to any property or assets of the Company or any of its Restricted Subsidiaries that become subject to a Lien for the benefit of the Holders of the New Notes pursuant to clause (a) of the first paragraph of Section 4.12 of the Indenture, at such time as there are no other Liens of any kind (other than Permitted Liens) on such property or assets securing Indebtedness, as provided in the second paragraph of Section 4.12 of the Indenture.

Upon compliance with the conditions to release of all or any portion of the Collateral set forth in Section 11.03 of the Indenture, the Collateral Agent shall forthwith take all necessary action (at the request of and the expense of the Company, accompanied by an Officers’ Certificate and Opinion of Counsel that the conditions precedent to such release have been satisfied) to release and re-convey to the applicable Pledgor the applicable portion of the Collateral that is authorized to be released pursuant to Section 11.03 of the Indenture, and shall deliver such Collateral in its possession to the applicable Pledgor, including, without limitation, executing and delivering releases and satisfactions wherever required in form reasonably satisfactory to the Company and the Collateral Agent.

To the extent applicable, the Company shall cause 313(a) of the TIA, relating to reports to be complied with. Any certificate or opinion required under Section 314(d) of the TIA may be made by an officer or legal counsel, as applicable, of the Company except in cases where Section 314(d) of the TIA requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected by the Company. Notwithstanding anything to the contrary in Section 11.06 of the Indenture, the Company shall not be required to comply with all or any portion of Section 314(d) of the TIA if it determines, in good faith based on the advice of counsel, that under the terms of Section 314(d) of the TIA or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the TIA is inapplicable to any release or series of releases of Collateral.

(d) Satisfaction and Discharge; Defeasance

The Company may, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, at any time, exercise their rights under either clause (1) or (2) below with respect to all outstanding New Notes upon compliance with the conditions set forth below and in Article 8 of the Indenture.

(1) Upon the Company’s exercise under Section 8.01 of the Indenture of the option applicable to Section 8.02 of the Indenture regarding Legal Defeasance and Discharge, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.04 of the Indenture, shall be deemed to have discharged its obligations with respect to all outstanding New Notes and the Security Documents and each Guarantor shall be deemed to have discharged its obligations with respect to its Subsidiary Guarantee and the Security Documents on the date the conditions set forth in Section 8.04 of the Indenture are satisfied (hereinafter, “Legal Defeasance”).

For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Notes, and each Guarantor shall be deemed to have paid and discharged its Subsidiary Guarantee (which in each case shall thereafter be deemed to be “outstanding” only for the purposes of

Section 8.05 of the Indenture and the other Sections of the Indenture referred to in (a) and (b) below), and to have satisfied all its other obligations under the New Notes or Subsidiary Guarantee, the Indenture and the Security Documents (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(a) the rights of Holders of the outstanding New Notes to receive solely from the trust fund described in Section 8.04 of the Indenture regarding the Conditions to Legal or Covenant Defeasance Section of the Indenture, and as more fully set forth in such Section, payments in respect of the principal of or interest on such New Notes when such payments are due,

(b) the Company’s obligations with respect to such New Notes under Article 2 and Section 4.02 of the Indenture and Annex A-1 and Annex A-2 of the Indenture,

(c) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and the Company’s and the Guarantors’ obligations in connection therewith, in each case, which expressly survive the termination of the Indenture, and

(d) the Legal Defeasance and Covenant Defeasance provisions of Article 8 of the Indenture.

Subject to compliance with the provisions of Article 8 (Legal Defeasance and Covenant Defeasance) of the Indenture, the Company may exercise its Legal Defeasance option under Section 8.02 of the Indenture notwithstanding the prior exercise of its Covenant Defeasance option described in Section 8.03 of the Indenture.

(2) Upon the Company’s exercise of its Covenant Defeasance Option under Section 8.03 of the Indenture, the Company shall, subject to the satisfaction of the conditions set forth in Section 8.04 of the Indenture, be released from its obligations under the covenants contained in Article 4 of the Indenture (other than those in Sections 4.01, 4.02, 4.06 and 4.14 of the Indenture) and in clause (d) of Section 5.01 of the Indenture on and after the date the conditions set forth in Section 8.04 of the Indenture are satisfied (hereinafter, “Covenant Defeasance”), and the New Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such New Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding New Notes, the Company and any Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the Indenture or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01 of the Indenture, but, except as specified above, the remainder of the Indenture and such New Notes shall be unaffected thereby. In addition, upon the Company’s exercise of its Covenant Defeasance Option under Section 8.03 of the Indenture, subject to the satisfaction of the conditions set forth in Section 8.04 of the Indenture, Section 6.01(d) and Sections 6.01(f) through 6.01(h) of the Indenture shall not constitute Events of Default.

In order to exercise either Legal Defeasance or Covenant Defeasance of either clauses (1) or (2) above:

(a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment banking firm, appraisal firm or firm of independent public accountants, to pay the principal of, and interest on, the outstanding New Notes to the date of Stated Maturity or the applicable redemption date, as the case may be, and the Company must specify whether the New Notes are being defeased to the date of Stated Maturity or to a particular redemption date;

(b) in the case Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

(1) the Company has received a ruling from, or a ruling has been published by, the Internal Revenue Service; or

(2) since the Initial Issuance Date, there has been a change in the applicable federal income tax law,

in either case stating that, and based thereon such Opinion of Counsel shall state that, the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit pursuant to Section 8.04 of the Indenture or the grant of Liens securing such borrowing);

(e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(f) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(g) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Indenture shall be satisfied and discharged and shall cease to be of further effect as to all New Notes issued hereunder (except for (a) the rights of Holders of outstanding New Notes to receive solely from the trust fund described in clause (b) of Section 8.08 of the Indenture (Discharge of the Indenture), and as more fully set forth in such clause (b), payments in respect of the principal of, and interest and premium, if any, on, such New Notes when such payments are due, (b) the Company’s obligations with respect to such New Notes under Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.09 and 4.02 of the Indenture and Annex A-1 and Annex A-2 of the Indenture and (c) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and the Company’s obligations in connection therewith), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture with respect to all the New Notes, when:

(1) either:

(a) all New Notes that have been authenticated, except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year by reason of the mailing of a notice of redemption or otherwise, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal and accrued interest, if any, to the date of fixed maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the grant of Liens securing such borrowing);

(3) such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(4) the Company and the Guarantors have paid or caused to be paid all other sums payable by them under the Indenture;

(5) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the New Notes at fixed maturity or the redemption date, as the case may be; and

(6) the Company has delivered (a) an Officers’ Certificate to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture (“Discharge”) have been satisfied and (b) an Opinion of Counsel to the Trustee stating that all conditions precedent to Discharge set forth in clauses (3) and (5) above have been satisfied.

(e) Compliance Certificate Evidence as to Compliance with Conditions and Covenants

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year ending on or after December 31, 2015, an Officers’ Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company and each Guarantor has kept, observed, performed and fulfilled its obligations under the Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that, to the best of his or her knowledge, the Company and each Guarantor has kept, observed, performed and fulfilled each and every covenant contained in the Indenture, and the Security Documents applicable to it and is not in default in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

The Company shall, so long as any of the New Notes are outstanding, deliver to the Trustee, forthwith upon any of its Officers becoming aware of any Default or Event of Default, a written statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Company to the Trustee to take any action or refrain from taking any action under the Indenture, the Company shall furnish to the Trustee:

(a) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth below) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and

(b) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth below) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and shall include:

(a) a statement that the person making such certificate or opinion has read such condition or covenant;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such condition or covenant has been satisfied; and

(d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been satisfied.

9. Other Obligors.

Other than the Applicant and the subsidiary guarantors listed below, no other person is an obligor with respect to the New Notes. The mailing address for each of the entities listed below is: 811 Main Street, Suite 2100, Houston, Texas 77002.

ENDEAVOUR OPERATING CORPORATION

ENDEAVOUR ENERGY NEW VENTURES INC.

END MANAGEMENT COMPANY

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 12, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust, National Association, as trustee, under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Certificate of Incorporation of Endeavour International Corporation, a Delaware corporation.

Exhibit T3B.1	Bylaws of Endeavour International Corporation, a Delaware corporation.

Exhibit T3C.1	Form of Indenture between Endeavour International Corporation, a Delaware corporation, the guarantors named therein and Wilmington Trust, National Association, as trustee and collateral agent, for the 9.75% Senior Secured Notes due 2020.

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Plan of Reorganization of Endeavour International Corporation, a Nevada corporation, dated December 22, 2014.

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of Wilmington Trust, National Association, as trustee under the Indenture to be qualified.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 23, 2014.

(SEAL)

COMPANY ENDEAVOUR INTERNATIONAL CORPORATION, a Delaware corporation

By:	/s/ Catherine L. Stubbs
Catherine L. Stubbs
Senior Vice President and Chief Financial Officer

Attest:	/s/ David C. Baggett
David C. Baggett
President